Exhibit 99.21

Schedule I

Directors and Officers of Canada Pension Plan Investment Board

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of Canada Pension Plan Investment Board are set forth below.

Directors of Canada Pension Plan Investment Board

Stephanie Coyles
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Sylvia Chrominska
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Dean Connor
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Chairperson of Canada Pension Plan Investment Board; Corporate Director
Citizenship: Canada

Gillian (Jill) Denham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada, United Kingdom

William 'Mark' Evans
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Ashleigh Everett
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Executive, Royal Canadian Securities Limited
Citizenship: Canada

Elio Luongo
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada, Italy

John Montalbano
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Barry Perry
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: Australia, United Kingdom

Boon Sim
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Corporate Director
Citizenship: United States

Executive Officers of Canada Pension Plan Investment Board

John Graham
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: President and Chief Executive Officer
Citizenship: Canada, United Kingdom

Maximilian Biagosch
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe
Citizenship: Germany

Edwin D. Cass
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Investment Officer
Citizenship: Canada

David Colla
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Credit Investments
Citizenship: Canada

Kristina Fanjoy
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Financial Officer
Citizenship: Canada, Croatia

Caitlin Gubbels
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Private Equity
Citizenship: Canada

Frank Ieraci
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Active Equities
Citizenship: Canada

Manroop Jhooty
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Head of Total Fund Management
Citizenship: Canada

Michel Leduc
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Public Affairs Officer
Citizenship: Canada

Geoffrey Rubin
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & One Fund Strategist
Citizenship: Canada, United States, Switzerland

Priti Singh
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Risk Officer
Citizenship: Canada

Mary Sullivan
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Talent Officer
Citizenship: Canada

Agus Tandiono
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Head of Asia Pacific
Citizenship: Indonesia

Heather Tobin
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing
Citizenship: Canada

Patrice Walch-Watson
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director, Chief Legal Officer & Corporate Secretary
Citizenship: Canada

Jon Webster
c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5
Principal Occupation: Senior Managing Director & Chief Operating Officer, Technology & Operations
Citizenship: United Kingdom